FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F  X        Form 40-F
                                  --                  ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                         Yes                No  X
                            --                 ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                         Yes                No  X
                            --                 ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                No X
                            ---               ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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ENDESA Moves the Headquarters of Its Distribution and Generation
Businesses in Spain to Barcelona and Seville Respectively

    NEW YORK--(BUSINESS WIRE)--Oct. 6, 2003--ENDESA(NYSE:ELE):

    -- These decisions are included in the process, developed by ENDESA throughout the last years, of rationalizing the company's structure.

    -- These changes reinforce ENDESA's customers orientation and its strategy towards improving the quality of service. This also increases ENDESA's proximity and roots that already have in its markets.

    -- The required resources to carry out these responsibilities are already located in those markets.

    -- These moves are in line with previous company's decisions regarding the geographical management organization of several electric activities carried out in Spain.

    ENDESA (NYSE: ELE) has decided to move to Barcelona, Seville and Zaragoza the headquarters of some specific activities developed in the Spanish market.

    As a result of these decisions:

    -- The headquarters of Endesa Red, the subsidiary responsible for ENDESA's distribution business in the Spanish market, will now be located in Barcelona.

        Endesa Red comprises two companies: Endesa Distribucion Electrica, which develops the transmission, distribution and supply activities for the regulated market; and Endesa Operaciones y Servicios Comerciales, which provides commercial support (billing and collection, commercial offices, call centers, etc.) to other ENDESA's subsidiaries. Moving Endesa Red headquarters also implies the movement of its two subsidiaries' headquarters to Barcelona.

    -- The headquarters of Endesa Generacion, the subsidiary that groups Endesa's generation and mining assets in the Spanish market, will be located in Seville.

    -- ERZ Endesa will now be in charge of the management of the company's power distribution activities in the region of Aragon known as "La Franja". This market gathers 61,145 customers that consume about 825 GWh per year who are distributed among 6 areas in the eastern zone of Aragon.

    -- The management of Ebro-Pyrenees Hydraulic Generation Unit will now be located in Zaragoza. This management belongs to Endesa Generacion and manages 107 hydroelectric plants with a total capacity of 3.486 MW.

    Customer orientation and proximity to markets

    These decisions respond to efficiency and business rational criteria and will allow ENDESA to reinforce its customers orientation and quality of service. This also increases ENDESA's proximity and roots that already have in its markets.
    ENDESA also takes advantage of the fact that the required resources to carry out these responsibilities are already located in those markets.
    It is worth to highlight that, currently, a 21% of Endesa Generacion work force is located in Andalusia and a 30% of Endesa Distribucion work force is located in Catalonia.

    Regional structure

    Moving the headquarters of these businesses implies locating in the above-mentioned cities their decision centers as well as maintaining the current geographical structure of the company.
    In this sense, it is worth to mention that, Endesa Red serves 10.5 million customers in Spain, throughout an extension of 200,000 km2, in seven Regional Communities.
    In order to provide its customers with the best service, ENDESA will maintain its organizational structure divided in 5 main regional decision centers. These main bodies represent ENDESA in their respective markets and have the adequate level of independence and flexibility to provide to each market with the best quality of service.
    Moreover, in each one of these markets, ENDESA counts on Advisory Boards integrated by relevant personalities from the social and economic world, which provides the company with an efficient method to recognize and meet their goals in the decision taking process.
    This regional structure allows the company to efficiently manage the resources located in each region while maintaining its strong geographical roots.
    Mr. Jose Bogas Galvez, Managing Director for the Domestic Electricity Business, manages all ENDESA's business lines in the electricity market in Spain.

    Business Rationalization

    These decisions are in line with the process developed by ENDESA throughout the past years, of rationalizing the company's structure towards management and cost efficiency.

    Main Parameters

    ENDESA Red

    Endesa Red was incorporated in 2002 as the result of an integration process of distribution companies owned by Endesa in Spain (Fuerzas Electricas de Cataluna, Compania Sevillana de Electricidad, Gas y Electricidad Distribucion Electrica, Union Electrica de Canarias and Electricas Reunidas de Zaragoza Distribucion), being responsible for all distribution business activities of Endesa in the Spanish market.
    The Chairman of its Board of Directors is Jose Luis Marin Lopez-Otero, Managing Director for the Distribution business of ENDESA.
    Endesa Red comprises Endesa Distribucion Electrica and Endesa Operaciones y Servicios Comerciales: The first company develops the transmission, distribution and supply activities in the regulated market; and the second company provides commercial support (billing, commercial offices, call centers, switching from the regulated to the liberalized market, back office activities, etc) to other ENDESA's subsidiaries.
    Besides, Endesa Red centralizes the global know how of the company concerning the development of its business, which helps to transfer best practices to other companies that ENDESA owns abroad, specially in Latin America.
    In global terms, Endesa Red serves 10.5 million of customers in Spain and supplies around 90,900 GWh in an annual basis, what makes it the main Spanish distributor. Its infrastructure comprises 280,166 km of transmission and distribution lines, 821 substations and 120,166 voltage conversion centers.
    On top of that, since last year, Endesa Gas is also part of Endesa Red. Endesa Gas holds the participations that ENDESA owns in other gas distribution companies in the mainland that operate in the regulated market. This subsidiary will keep its headquarters in Zaragoza.
    The companies participated by Endesa Gas have 491,000 customers, with 5,780 GWh supplied in 2002.

    ENDESA Generacion

    Endesa Generacion, incorporated in 1999, owns the peninsular assets resulting from the merger of the Spanish generation companies of ENDESA. Furthermore, Endesa Generacion holds ENDESA's stakes in coal mining business in Spain.
    ENDESA Generacion centralizes the know how of the company concerning the development of this business, which helps to transfer best practices to other companies that ENDESA owns abroad.
    The Chairman of its Board of Directors is Manuel Moran Casero, Managing Director for Generation in ENDESA.
    Total installed capacity of the power plants owned by ENDESA Generacion amounts to 20,600 MW, out of which 17,184 MW correspond to peninsular power plants and 3,416 MW to the extra peninsular systems. All in all, the total annual output for these power plants, that are located in 10 different Regional Communities, is around 90,800 GWh, what makes ENDESA Generacion the major generator in the Spanish electricity sector.

    Hydro assets in the Pyrenees and distribution assets in "La
Franja".

    The management of ENDESA's hydro-generation assets is located in Zaragoza and comprises 107 hydro power plants in the Pyrenees, with a total installed capacity of 3.486 MW and a yearly output estimated of 8,100 GWh.
    "La Franja" market gathers 61,145 customer that annually consume about 825 GWh and is located in the eastern area of Aragon.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ENDESA, S.A.

Dated: October 6th, 2003    By: /s/ David Raya
                               --------------------------------------
                          Name: David Raya
                         Title: Manager of North America Investor Relations